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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 52964

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P.A.N. Securities, LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

c/o FactSet Research Systems Inc., 45 Glover Avenue
(No. and Street)

Norwalk	CT	06850
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(561) 420-0842	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to P.A.N. Securities, LP as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

DORA PIEDRAHITA
Notary Public - State of Florida
Commission # GG 309699
My Comm. Expires Mar 10, 2023

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2021

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To P.A.N. Securities, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Partnership's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 23, 2022



P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 3,098,316
Accounts receivable	3,781,639
Other assets	18,995
Total assets	$ 6,898,950

Liabilities and Partners' Equity

Due to related party	$ 64,991
Accrued expenses	23,932
	88,923
Partners' equity	6,810,027
Total liabilities and partners' equity	$ 6,898,950

The accompanying notes are an integral part of this financial statement.

P.A.N. Securities, LP

1.   **Nature of Operations**

P.A.N. Securities, LP (the "Partnership"), an indirectly wholly-owned subsidiary of Portware, LLC (the "Parent" or "Portware"), is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist primarily of registered broker-dealers. FactSet Research Systems Inc., a leading provider of integrated financial information and analytical applications to the global investment community owns all membership interests of the Parent.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Partnership's revenue is primarily derived from providing access, maintenance and transactional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with Portware. The Partnership uses contracts as evidence of an arrangement for AMPS.

AMPS revenues are recognized when the broker's offering is successfully integrated into a version for a specific client of Portware. Fixed AMPS fees represent access and maintenance fees that are charged on a monthly basis and recognized as earned each month. The performance obligation is providing these services per the contract over the contract period. The Partnership determined that the nature of the promise to the client is to provide daily access to one overall data and analytics platform.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Transactional based AMPS revenues are calculated based on the number of shares transacted during a given month. The performance obligation is providing these transactional services over the contract period. The Partnership determined that the nature of the promise to the client is to execute these transactions trades on the Partnership's platform. Revenues are recognized as the transactions are completed, however, in circumstances where the monthly and annual fees are in excess of agreed upon thresholds, revenues are annualized and recognized pro rata on a monthly basis throughout the term of the contract.

The Partnership's sources of revenue are disaggregated in its statement of operations.

Accounts Receivable

The Partnership had accounts receivable of $3,365,134 at January 1, 2021 and $3,781,639 at December 31, 2021.

Fair Value of Financial Instruments

At December 31, 2021, the carrying value of the Partnership's financial instruments, such as accounts receivable approximate fair value due to the nature or their short-term maturities.

Income Taxes

The Partnership is a disregarded entity for tax purposes and is not subject to federal, state and local income taxes. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The entity which beneficially owns the Partnership is responsible for taxes on its share of the Partnership's taxable income.

At December 31, 2021 management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Credit Losses

The guidance under ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Partnership has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Partnership's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Partnership considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Partnership's expectation of the collectability in determining the allowance for credit losses. The Partnership's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

2. **Summary of Significant Accounting Policies (continued)**

   Credit Losses (continued)
   The Partnership has not provided an allowance for credit losses at December 31, 2021.

3. **Transactions with Related Parties**

   The Partnership's Parent provides administrative services under an expense sharing agreement, including payroll allocations and other operating expenses which expires in December 2021. This agreement renews yearly and is reviewed periodically.

   During 2021, the Partnership distributed $32,750,000 to its Parent, consisting mainly of profits earned in 2021 in the ordinary course of business.

4. **Regulatory Requirements**

   The Partnership, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Partnership's net capital was approximately $3,009,000, which was approximately $3,003,000 in excess of its computed minimum capital requirement of approximately $6,000.

   The Partnership does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5. **Concentrations**

   For the year ended December 31, 2021, approximately 59% of the Partnership's revenues were from seven customers. Accounts receivable from these customers were approximately $2,435,000 as of December 31, 2021.

   The Partnership maintains its cash balances at one financial institution but does not consider itself at risk in this regard. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances.

6.   **Subsequent Events**

The Partnership distributed $5,700,000 to its Parent in 2022.

The Partnership has relocated its main office from New York to Connecticut during 2022.

P.A.N. Securities, LP
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

No information to report.

P.A.N. Securities, LP
Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

No information to report.